Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

October 3, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Extension of tax decision

Further to the company's previous immediate report regarding a tax decision that includes a preliminary approval from the Tax Authority for tax purposes for the merger of DBS Satellite Services (1998) Ltd. ("DBS") with and into The Company in accordance with the provisions of section 103B of the Income Tax Ordinance, approval which is valid until December 31, 2019 ("the tax decision"), the company hereby report that on October 2, 2019, the company received a letter from the tax authority which extends, at the request of the company, the validity of the tax decision in one year , until 31.12.2020.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.